UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2025

Commission File Number 001-16139

Wipro Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

OUTCOME OF BOARD MEETING

Wipro Limited, a company organized under the laws of the Republic of India (the “Company”), hereby furnishes the Commission with the following information relating to the outcome of the meeting of the Board of Directors of the Company (the “Board”) held over January 16-17, 2025. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

On January 17, 2025, the Company informed the securities exchanges in India on which its securities are listed and the New York Stock Exchange (together, the “Exchanges”) that the Board approved an interim dividend of Rs. 6 per equity share of par value Rs. 2 each to the Members of the Company as on January 28, 2025, payment of which will be made on or before February 15, 2025. The Company also informed the Exchanges that the Board approved the financial results of the Company for the quarter ended December 31, 2024. A copy of such letter to the Exchanges is attached hereto as Item 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED

/s/ M. Sanaulla Khan

M. Sanaulla Khan
Senior Vice President and Company Secretary

Dated: January 21, 2025

INDEX TO EXHIBITS

Item

99.1	Letter to the Exchanges dated January 17, 2025.